January 12, 2026

VIA E-MAIL AND EDGAR CORRESPONDENCE

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Pre-IPO and Growth Fund: File Nos. 811-24096; 333-287835

Dear Ms. Rossotto:

On June 6, 2025, The Pre-IPO and Growth Fund (the “Registrant” or the “Fund”) filed a registration statement on Form N-2 with the U.S. Securities and Exchange Commission. You provided comments on the registration statement on July 7, 2025, to which Thompson Hine LLP provided a response on August 8, 2025 (the “Initial Response Letter”). The Fund subsequently filed a pre-effective amendment to the registration statement on September 10, 2025. You provided comments to the pre-effective amendment on December 19, 2025. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the registration statement. Please note that added language is in bold, underlined text. A copy of the registration statement containing revisions responsive to your comments below is attached to aid in your review.

Comment 1: We note the Registrant’s response to Comment 10.a in the Initial Response Letter, which stated that “investments in companies included in growth-oriented indexes satisfy the ‘Growth’ element of the Registrant’s name, rather than ‘Pre-IPO’.” Please further clarify in the prospectus which companies the Registrant considers “Growth” and which companies it considers “Pre-IPO.”

Response: The Registrant notes that it fully describes and distinguishes between “Pre-IPO Securities” and “Growth Securities” in the Summary Prospectus. Nevertheless, the Registrant has revised its disclosures to state the following:

Growth Securities: the securities of companies represented in a growth-oriented index maintained by a third-party, presently the MSCI ACWI IMI Growth Index or the Nasdaq Composite Index (the “Growth Indices”). The Fund invests without restriction as to issuer capitalization or credit quality. For purposes of this definition, companies which have recently been listed on a stock exchange but have not yet been added to a growth-oriented index will be defined as “Growth” companies for a period of 12 months.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Ms. Karen Rossotto

Division of Investment Management

January 12, 2026

Comment 2: We note that the Registrant’s response to Comment 10.d in the Initial Response Letter states that the Registrant will “invest in the Private Funds themselves.” For clarity, please explicitly disclose this in the Prospectus.

Response: The Registrant has amended its disclosures to state the following:

Pooled Investment Vehicles

As described above, the Fund may also invest a portion of its assets in private equity funds, late-stage venture capital funds, and other funds that invest primarily in Private Companies and rely on exclusions from the 1940 Act under section 3(c)(1) or 3(c)(7) to gain diversified exposure to Private Companies or to obtain co-investment opportunities from Private Fund managers. The Fund may also invest in Private Companies directly. Such investments generally will count towards the Fund’s investments in Pre-IPO securities, as defined above.

Comment 3: We note the Registrant’s response to Comment 10.e in the Initial Response Letter, regarding its investments in hedge funds. Please clarify in the disclosure whether these investments are tied to the Fund’s “Growth” investments or its “Pre-IPO” investments.

Response: The Registrant notes that disclosure referring to investments in hedge funds has been removed from the registration statement.

Comment 4: We note the Registrant’s response to Comment 10.f in the Initial Response Letter regarding its intended investments in SPVs. Please add disclosure addressing each of the bullet points in the original comment.

Response: The Registrant has added principal strategy and risk disclosure regarding its investments in SPVs to the prospectus.

Comment 5: We note the Registrant’s responses to several comments (e.g., Comments 24.e and 24.g in the Initial Response Letter) state that the reorganization transaction has not yet occurred, nor is it probable. If the reorganization transaction is not yet probable:

a.	Please ensure that disclosures throughout the prospectus regarding the private fund reorganization are sufficiently qualified and conditional (e.g., the Reorganization “might” occur, rather than “will” occur), with further representations that there is a risk of the Fund’s Board (or the private fund’s GP and LPs) not approving the Reorganization.

b.	Please represent to the Staff in writing that the Fund will notify the Staff if the transaction becomes probable, and will file the audited financial statements of the private fund, as required by Rule 6-11 of Regulation S-X, via a POS EX filing for the Staff’s review.

c.	Please file an unaudited special purpose schedule of investments prepared in accordance with Rule 12-12 of Regulation S-X, in the body of the registration statement and as part of the Fund’s next pre-effective amendment filing, that includes the initial portfolio of investments that the Fund expects to purchase.

Response: The Registrant hereby confirms that the registration statement has been revised to conspicuously disclose the conditional nature of the Reorganization. The Registrant further supplementally represents that if the Reorganization does occur, the Registrant will promptly file the required audited financial statements of the Predecessor Fund via POS EX filing and will promptly notify the Staff of such filing. The Registrant also confirms that the Predecessor Fund’s unaudited schedule of investments, prepared in accordance with Rule 6-11 of Regulation S-X, will be filed with the Registrant’s next pre-effective amendment to the registration statement.

Ms. Karen Rossotto

Division of Investment Management

January 12, 2026

Comment 6: The Registrant’s response to Comment 29 in the Initial Response Letter includes revised disclosure indicating that both a repurchase fee and early withdrawal fee may be charged on a single repurchase transaction. We note that this disclosure appears only in the SAI. Please add the disclosure in this response to the prospectus as well, including in response to Item 3 of Form N-2 (Fee Table and Synopsis), indicating clearly that both may be charged on a single repurchase transaction.

Response: The Registrant has made the requested revisions.

Comment 7: We note the Registrant’s response to Comment 38 in the Initial Response Letter regarding organizational and initial offering costs. Please revise the prospectus to reflect that the Fund will pay these costs.

Response: The Registrant notes that the Fund Expenses section of the Fund Summary also states, in relevant part: “Fund Expenses. The Fund bears its own operating expenses which include, but are not limited to: (1) organizational and offering costs….” This disclosure is repeated again in the section of the Prospectus under the heading “EXPENSES--Fund Expenses.”

Comment 8: We note the Registrant’s response to Comment 39 in the Initial Response Letter regarding secondary transactions. Please disclose the process by which the Fund would acquire secondaries, noting the parties to the negotiations, transfer restrictions and procedures, and ultimate ownership of the investments.

Response: The Registrant has made the requested revisions.

Comment 9: Disclosure on page 1 of the Prospectus notes that the Fund “invests without restriction as to issuer capitalization or credit quality.” Does the Fund intend to invest in debt securities? If so, please revise the disclosure throughout as appropriate.

Response: While the Fund may invest in convertible securities (generally as an alternative method of seeking exposure to Pre-IPO or Growth securities), the Fund does not intend to invest principally or substantially in other debt securities, although the Fund may invest in debt securities on an ad hoc basis when consistent with the Fund’s investment thesis. The Registrant contends that including such disclosure in the “Principal Investment Strategies” section of the Prospectus would be misleading. The Registrant has added disclosure regarding convertible securities to the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus.

Comment 10: The Fund defines “late-stage private companies” as companies that are “nearing a liquidity event,” such as an IPO or acquisition. What basis does the Fund use in determining whether a company is nearing a liquidity event? Please revise the disclosure accordingly.

Response: To assess whether a private company is approaching an IPO or other liquidity event, The Adviser communicates with various market and industry participants and evaluates other key indicators as part of its due diligence process. While there is no assurance that such companies will achieve liquidity events within the Adviser’s anticipated time frames, the Adviser also seeks to determine whether a company is likely to experience a liquidity event during the next three-year period. Potential indicators the Adviser will consider include: recent funding rounds that include participation from crossover and public equity market investment firms; the hiring of public-company-experienced C-suite executives (e.g., CFOs, General Counsel); and the engagement of underwriters. The Registrant has revised the disclosure accordingly.

Ms. Karen Rossotto

Division of Investment Management

January 12, 2026

Comment 11: Disclosure in Initial Public Offerings (“IPO”) Risk states, in relevant part, that “[t]he Fund’s investments in what become IPO shares may include the securities of unseasoned companies (companies with less than three years of continuous operations)” Will the Fund sell shares of companies that have completed their IPO but are not included in the growth-oriented index that the Fund uses in its definition of “Growth” securities? Please also clarify this in the disclosure.

Response: The Registrant notes that there is typically a 180-day period following most initial public offerings during which certain investors (including early investors, like the Fund) are prohibited from: (i) offering, pledging, selling, or otherwise transferring their shares; (ii) engaging in any short sale or hedging transaction with respect to their shares; or (iii) entering into any swap or other arrangement that transfers the economic risk of ownership of their shares (the “lockup period”). After a Fund investment completes its IPO, the Fund will consider the now publicly-traded security a “Pre-IPO” security for a period of 12 months after the conclusion of its contractually-mandated post-IPO lockup period. The Registrant also notes that it has revised its definition of “Growth” companies to make clear that companies which have recently been listed on a stock exchange, but have not yet been added to one of the Growth Indices (as defined in response to Comment 1 above) will be defined as “Growth” companies for a period of 12 months following such a company’s IPO. The Fund will reconsider whether the security continues to be a Pre-IPO or Growth security once these time periods expire in determining whether to hold or sell such security. The Registrant has revised its prospectus disclosure accordingly.

Comment 12: We note the following disclosure: “The Adviser seeks to invest the Fund’s capital within the aforementioned framework in the highest quality investments available.” (emphasis added) Please qualify the “highest quality” language (e.g., the Fund will invest in what the Adviser believes are the highest quality investments available).

Response: The Registrant has amended its disclosures to state the following: “The second step of the investment process is investment selection. The Adviser seeks to invest the Fund’s capital within the aforementioned framework in what the Adviser believes are the highest-quality investments available.”

If you have any questions or additional comments, please call me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng